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Exhibit 99.2 - Press release dated December 21, 2001

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATASTREAM SYSTEMS, INC. AT THE TIME THE OFFER, IF ANY, IS COMMENCED, MRO SOFTWARE, INC. WILL FILE EXCHANGE OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION, AND DATASTREAM WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. DATASTREAM STOCKHOLDERS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT, EACH OF WHICH WILL CONTAIN IMPORTANT INFORMATION THAT DATASTREAM STOCKHOLDERS SHOULD CAREFULLY CONSIDER BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE EXCHANGE OFFER MATERIALS AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF DATASTREAM AT NO EXPENSE TO THEM. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov.
                                                 -----------

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P R E S S   R E L E A S E

--------------------------------------------------------------------------------

CONTACT:
All Inquiries
Alex Estevez, CFO
Datastream Systems, Inc.
1-864-422-5001
alex.estevez@datastream.net
---------------------------

               DATASTREAM SYSTEMS ISSUES STATEMENT IN RESPONSE TO
                        MRO SOFTWARE UNSOLICITED PROPOSAL

GREENVILLE, S.C. -- Dec. 21, 2001 -- Datastream Systems, Inc. (NASDAQ: DSTM) today announced that it had responded to MRO Software, Inc. (NASDAQ: MROI) in a letter dated December 21, 2001, regarding MRO Software's unsolicited offer to purchase Datastream Systems, Inc. As noted in its press release on December 20, 2001, MRO Software sent a letter to Datastream's chairman and CEO with an unsolicited offer to purchase Datastream for a price of $6.00 per share, consisting of $1.00 in cash and $5.00 in the form of MRO Software common stock. Datastream indicated in its letter to MRO that it would evaluate the proposal with its board and advisors and respond in due course once such an evaluation is complete. Datastream advises stockholders that they need not take any action at this time and that they should await the response of the Datastream board of directors.

As indicated in the MRO Software press release, the board of directors of Datastream received a prior indication of interest from MRO Software to effect a business combination with the company. The prior indication of interest, although indicating a price range, lacked specificity on a number of material points, including the form of consideration. In response to the prior indication of interest, the board consulted with its outside legal counsel and carefully considered and analyzed the proposal contained therein. For a variety of reasons, the board decided that discussions with MRO Software at that time concerning a possible business combination would not be in the best interests of Datastream or its stockholders.

Larry Blackwell, chairman of the board of directors, president and chief executive officer of Datastream Systems, noted that, "the board of directors and management have always directed their actions to be in the best interests of the company's stockholders. Together, executive management and the board of directors own approximately 19 percent of the company, which shows clear alignment with Datastream's stockholders."

About Datastream Systems, Inc.

Datastream Systems, Inc. (NASDAQ: DSTM) provides asset lifecycle management software and services that help companies maximize the return on investment in capital assets. Through the Datastream Network, Datastream customers are able to access products, services and alliances to automate the evaluation, purchase, tracking, management and disposal of capital assets. The Datastream Network includes Datastream 7i(TM), the company's flagship enterprise asset management solution, and Datastream's integrated procurement network, iProcure(TM).

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Founded in 1986, Datastream has customers in 129 countries. Datastream products and services are in use by more than 65 percent of the Fortune 500. For more information, please visit www.datastream.net.

                                      # # #

Datastream, Datastream 7i and iProcure are marks of Datastream Systems, Inc. or its subsidiaries. All other products or Company names mentioned are used for identification purposes only and may be trademarks of their respective owners.

This press release contains forward-looking statements, including those made by Mr. Blackwell, that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include, but are not limited to: the ability of the Company to sell larger and more complex software solutions; the ability of the Company to successfully transition to the development of further Internet-based products; the Company's ability to successfully implement an application service provider business model; increasing competition in the markets in which the Company competes; the ability of the Company to enhance its current products and develop new products that address technological and market developments; the stability of certain of the Company's strategic relationships, including those with suppliers of maintenance, repair and operations parts; and other risk factors listed from time to time in the Company's SEC reports, including, but not limited to the "Risk Factors" contained in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000. With respect to the forward-looking statements contained in this news release, Datastream seeks the protections afforded by the Private Securities Litigation Reform Act of 1995.

                                      # # #

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